111 Congress Avenue, Suite 1400
Austin, TX  78701-4043
512.472.5456

Chauncey M. Lane
Direct: 512.479.1190
Direct fax: 512.226.7223
Chauncey.Lane@huschblackwell.com

April 18, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMSA Gainesville Acquisition Corp.
Preliminary Information Statement on Schedule 14C
Filed February 18, 2014
File No. 000-53803

Ladies and Gentlemen:

On behalf of the Company, we file the enclosed Amended Preliminary Information Statement on Schedule 14C.  The amendment contains the following changes:

1.	In response to your Comment 1, we have disclosed, consistent with our report on Form 8-K filed February 27, 2014, that the Company intends to acquire, develop and operate pharmacies in various locations throughout the U.S.; however, the Company expects that any such acquisitions will be financed with cash and not the Company’s authorized common stock. We therefore believe the disclosure required by Note A to Schedule 14A, and more specifically Item 14, to be inapplicable. Additionally, consistent with Instruction 1 to Item 13, we believe the information required by Item 13 is not material in acting upon the amendment to increase the Company’s authorized common stock where the Company does not contemplate an exchange, merger, consolidation, acquisition or similar transaction involving the Company’s common stock.

2.	In response to your Comment 2, we have confirmed as of February 27, 2014, the date of our report on Form 8-K disclosing the information required by Form 10, that we remain a shell company as that term is defined in SEC Rule 12b-2.

3.	In response to your Comment 3, we have included on the cover page the name of the registrant as specified in its charter.

4.	In response to your Comment 4, we have included appropriate footnotes to the beneficial ownership table to illustrate the relationship between the parties named therein. We have also removed 3 persons who were inadvertently included as beneficial owners on the first filing of the Preliminary Schedule 14C as we do not believe these persons are beneficial owners under Rule 13d-3.

5.	Consistent with a written action of the Company’s Board of Directors, the Company no longer plans to change its name to “Titan Rx.” That action item has been removed from the Preliminary Schedule 14C.

6.	Since the initial filing of the Preliminary Schedule 14C, the Company has commenced a private placement of securities, which is now disclosed in the Preliminary Schedule 14C as required by Item 11 of Schedule 14A.

If you have any questions or comments, please contact me at 512-479-1190.

Regards,

/s/ Chauncey M. Lane

Chauncey M. Lane